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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                          SEC FILE NUMBER
                                                             001-08303
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                                                           CUSIP NUMBER
                                                             406364406
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                              (Check One):

 [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-QSB  [ ] Form N-SAR
                       For Period Ended: December 31, 2000

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               [ ]    Transition Report on Form 10-K
               [ ]    Transition Report on Form 20-F
               [ ]    Transition Report on Form 11-K
               [ ]    Transition Report on Form 10-Q
               [ ]    Transition Report on Form N-SAR
                      For the Transition Period Ended:
                                                       -------------------------

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                  NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
         COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

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PART I--REGISTRANT INFORMATION

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         Full Name of Registrant: The Hallwood Group Incorporated

         Former Name if Applicable: Atlantic Metropolitan Corp.

         Address of Principal Executive Office (Street and Number)

                         The Hallwood Group Incorporated
                            3710 Rawlins, Suite 1500
                               Dallas, Texas 75219


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PART II--RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why annual report, quarterly report, transition report on Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB or N-SAR or portion thereof could not be filed within the prescribed period.

         The Company is working to complete its accounting for the year ended December 31, 2000. The gathering and assimilation of needed financial information for the year ended December 31, 2000 is underway but not complete. In December 2000, the Company's Board of Directors made the decision to dispose of its hotel business segment. Current accounting rules for reporting on discontinued operations require that the Company reclassify both the balance sheet and statement of operations for all periods presented. In addition, on March 30, 2001, the Company's affiliate, Hallwood Energy Corporation (NASDAQ:HECO) announced that it is the subject of a tender offer. The Company is assessing the impact of the potential tender offer upon its financial reporting and related disclosures. Consequently, management requires additional time to gather the required financial information. The Company intends to file its Form 10-K within the prescribed period allowed by the rules relating to Form 12b-25.

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PART IV--OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

             Melvin J. Melle               214                  (214) 528-5588
                 (Name)                (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ ] Yes  [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                        The Hallwood Group, Incorporated
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2001.              By: /s/ Melvin J. Melle
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                                      Melvin J. Melle
                                      Vice President - Finance
                                      Principal Financial and Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.

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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.
1001).

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